Slabswork LLC

2023 Financial Report for Wefunder

Prepared April 2025

Management Commentary

2023 was a pivotal year for Slabswork LLC as we grew our revenue base while maintaining operational discipline. Despite broader macroeconomic challenges, we sustained profitability and positioned the company for future scalability.

Highlights:
- Achieved strong revenue performance totaling $476,839.
- Maintained disciplined cost management, resulting in a positive net income.
- Invested strategically in inventory and cash preservation efforts.

Following 2023, we have continued to build on this foundation by enhancing our product development initiatives, expanding distribution networks, and investing in strategic marketing. We appreciate the ongoing support of our partners and community as we advance into the next phases of growth.

Disclaimer

This financial report is an unaudited overview prepared for informational purposes only.
The data presented is compiled from internal accounting records and 2023 federal tax returns.
While care has been taken to ensure accuracy, this report may contain inadvertent errors or omissions.

Potential investors should consider this report as a general guide and not a substitute for a full audit or due diligence review.

Slabswork LLC – 2023 Balance Sheet with Explanation

For Slabswork LLC in 2023, the company had a total of $122,875 in assets. It owed $4,292 in liabilities, leaving $118,583 in equity belonging to the partners. This balance sheet has been prepared based on the company's 2023 tax return.

Balance Sheet as of December 31, 2023

Assets

Cash and Cash Equivalents: $84,431

Accounts Receivable: $2,729

Inventory (Other Current Assets): $30,878

Property and Equipment (Net): $4,837

Total Assets: $122,875

Liabilities

Accounts Payable: $2,443

Accrued Expenses: $1,849

Total Liabilities: $4,292

Equity

Partner Equity: $118,583

Total Equity: $118,583

Therefore: Total Assets ($122,875) = Total Liabilities ($4,292) + Total Equity ($118,583)

Profit & Loss Statement (Income Statement)

Gross Receipts/Sales: $476,839

Cost of Goods Sold: $319,138

Gross Profit: $157,701

Total Expenses: $139,708

Ordinary Business Income (Tax Return): $17,993

Internal Books Net Income (Cash Flows): $15,596.67

Notes:

- Internal books show Net Income of $15,596.67.

- Minor differences due to tax vs book adjustments.

Statement of Cash Flows

Operating Activities:

- Net Income: $15,596.67

- Net Cash Provided by Operating Activities: $15,596.67

Investing Activities:

- No major investing activities reported for 2023.

Financing Activities:

- Partner capital contributions and distributions reflected in capital changes.

Notes:

- Based on internal Cash Flows 2023 report.

Slabswork LLC – Statement of Changes in Equity (2023)

This Statement of Changes in Equity outlines the financial activity impacting partner equity at Slabswork LLC during the year ending December 31, 2023. It captures net income, contributions, distributions, and the resulting ending equity.

Description	Amount ($)
Opening Equity (Jan 1, 2023)	102,986.33
+ Net Income for 2023	15,596.67
+ Partner Contributions	0.00
– Partner Distributions	0.00
= Closing Equity (Dec 31, 2023)	118,583.00

Note: Net income is now confirmed from Form 1065 as $15,596.67. No contributions or distributions were recorded for the year. Ending equity agrees with the balance sheet at $118,583.00.

SLABSWORK LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

SLABSWORK LLC (the "Company") is a company organized on March 21, 2021 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

SLABSWORK LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

SLABSWORK LLC (the "Company") is a company organized on March 21, 2021 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

SLABSWORK LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

SLABSWORK LLC (the "Company") is a company organized on March 21, 2021 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Unaudited